Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Western Digital

First Quarter Fiscal 2016 Conference Call/Webcast

October 28, 2015 - 2PM Pacific

Company Participants – Western Digital Corp.

•	Robert Blair, Vice President Investor Relations

•	Stephen Milligan, Chief Executive Officer

•	Olivier Leonetti, Executive Vice President & Chief Financial Officer

•	Mike Cordano, President and Chief Operating Officer

Other Participants

•	Amit Daryanani – RBC Capital Markets LLC

•	Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.

•	Rich Kugele – Needham & Co. LLC

•	Wamsi Mohan – Analyst, BofA Merrill Lynch

•	Rod Hall – JPMorgan

•	Steven B. Fox – Analyst, Cross Research LLC

•	James M. Kisner – Jefferies LLC

•	Keith Bachman – BMO Capital Markets (United States)

•	Sherri Scribner – Deutsche Bank Securities, Inc.

•	Monika Garg – Pacific Crest Securities LLC

•	Kathryn L. Huberty – Analyst, Morgan Stanley & Co. LLC

•	Mehdi Hosseini – Susquehanna Financial Group LLLP

•	Ananda Baruah – Brean Capital LLC

•	Christian David Schwab – Analyst, Craig-Hallum Capital Group LLC

•	Mark Delaney – Analyst, Goldman Sachs & Co.

•	Nehal Chokshi – Maxim Group LLC

•	Joe H. Wittine – Analyst, Longbow Research LLC

MANAGEMENT DISCUSSION SECTION

Operator

Good afternoon, and thank you for standing by. Welcome to Western Digital’s financial results for the first quarter fiscal year 2016. Presently, all participants are in listen-only mode. Later, we will conduct a question-and-answer session. At that time, if would you like to ask a question, you may press star 1 on your touch-tone phone. As a reminder, this call is being recorded. Now, I will turn the call over to Mr. Bob Blair. Thank you. You may begin.

Robert Blair

Thank you. This conference call contains forward-looking statements within the meaning of federal securities laws. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties other factors, many of which Western Digital is unable to predict or control, that may cause Western Digital’s actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements.

The call does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any note — any vote or approval in connection with the pending merger with SanDisk. Western Digital will file a form S4 registration statement that includes proxy statements of SanDisk and Western Digital and a prospectus of Western Digital regarding the merger. Western Digital and SanDisk will mail the definitive joint proxy statement prospectus to their respective stockholders. Investors and shareholders should read the joint proxy statement prospectus carefully when it becomes available, because it contains important information about the merger. In addition, Western Digital, SanDisk and the respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from the respective stockholders in favor of the proposed transaction. You can find information about Western Digital directors and executive officers in Western Digital’s most recent proxy statement, and about SanDisk directors and executive officers in SanDisk’s most recent proxy statement. You may also obtain a copy of these documents through the SEC’s website or the Western Digital and SanDisk websites.

Further, references will be made during this call to non-GAAP financial measures. Reconciliations of the differences between the historical non-GAAP measures we provide during this call to the comparable GAAP financial measures are included in the quarterly fact sheet posted in the Investor Relations section of our website. The non-GAAP forward-looking guidance we provide during this call includes amortization of intangibles, integration and acquisition-related costs. Because we currently cannot fully quantify future amounts for these excluded items, we are unable to provide guidance for or reconciliation to the most directly comparable GAAP financial measures. The impact of these excluded items may cause the estimated non-GAAP financial measures to differ materially from the comparable GAAP financial measures.

We ask that participants limit their comments to a single question and one follow-up question today. I also want to note that copies of remarks from today’s call will be available on the Investor section of Western Digital’s website following the conclusion of this call.

And with that, I turn the call over to Western Digital Chief Executive Officer, Steve Milligan.

Stephen Milligan

Good afternoon, and thank you for joining us. With me today are Mike Cordano, our President and Chief Operating Officer, and Olivier Leonetti, our Chief Financial Officer. After my opening remarks, Olivier will provide additional commentary on our September quarter performance and our outlook for the December quarter.

This is an important time for Western Digital. We have announced several transformational developments over the last few weeks, including the planned investment in our company by Unisplendour, the decision by MOFCOM, and the planned acquisition of SanDisk. Coupled with our continued strong execution in the business, I’m very excited about the company’s future and our ability to create long-term value for our customers, shareholders and employees. We are proceeding with our integration into a single company, as outlined in the MOFCOM decision, and we are submitting our applications for the regulatory reviews associated with the SanDisk acquisition and Unisplendour investment. We look forward to keeping you informed of our progress.

Turning to the September quarter, industry demand for hard drives was moderately higher than expected, driven primarily by strength and demand for 2.5 inch devices for game consoles and notebook PCs. We reported revenues of $3.4 billion, non-GAAP gross margins of 28.9%, and diluted earnings per share of $1.56. Our storage shipments for the September quarter grew to 64 exabytes from 56 exabytes in the June quarter.

These results reflect continued strong product and technology positioning coupled with solid execution.

Our enterprise SSD revenue grew significantly to $233 million, reflecting the continued success of our SAS SSD products and an increasingly competitive environment. Additionally, we continue to ramp our new Ultrastar PCIe NVMe offering.

Revenue from our video surveillance hard drives also continued its rapid growth, as customers embraced our expanding lineup of these multipurpose or purpose-built solutions.

We continue to see positive market reaction to the value proposition of our new active archive system. We anticipate this new system’s business will generate meaningful revenue next fiscal year.

We saw good demand for our enterprise hard drives, especially our high capacity helium drives, with more than 1 million units shipped in the quarter. We are volume shipping our 8 terabyte helium drive and will be ramping our 10 terabyte helium drive in the year ahead. Overall, demand in the high capacity space was somewhat softer than anticipated. This was due to absorption of previously deployed storage assets purchased earlier in the calendar year by some of our large customers. Notwithstanding cyclicality within a given period, growth in the capacity enterprise sector will continue, with a 35% CAGR and exabytes anticipated on an annualized basis through 2020. This is underpinned by the ongoing growth in data being created and stored.

Looking to the PC market, we are continuing to see some signs of stabilization and demand, driven by innovation, refresh cycles, and normalization of PC inventories.

We believe we have the opportunity to improve our financial performance, due to the integration synergies associated with the recent MOFCOM decision coupled with our continued favorable mix of business. Longer term, the acquisition of SanDisk and the investment by Unisplendour will help transform our company into a storage technology leader with a broader set of products, deeper technology base and an expanded addressable market.

Olivier will now provide a summary of our September quarter performance and our outlook.

Olivier Leonetti

Thank you, Steve. Our revenue for the September quarter was $3.4 billion.

We shipped a total of 51.7 million hard disk drives at an average selling price of $60. Our non-GAAP gross margin was 28.9%, and operating expenses totaled $567 million.

Tax expense for the September quarter was $31 million, or 8% of non-GAAP pre-tax income.

On a non-GAAP basis, net income was $366 million, or $1.56 per share.

In the September quarter, we generated $545 million in cash from operations, and our free cash flow totaled $394 million.

Our CapEx totaled $151 million, or 4% of revenue.

We repurchased 700,000 shares for $60 million.

We also declared a dividend in the amount of $0.50 per share.

We closed the quarter with total cash and cash equivalents of $5.1 billion, of which approximately $60 million was held in the U.S. I will now provide — so let me go back to the comment. Cash and cash equivalent of $5.1 billion, of which approximately $600 million was held in the U.S.

I will now provide our guidance for the December quarter. We expect the revenue to be in the range of $3.3 billion to $3.4 billion. On a non-GAAP basis, we expect gross margin percentage to be slightly up from the September quarter, operating expenses of approximately $585 million, and accordingly, we estimate non-GAAP earnings per share between $1.50 and $1.60.

Operator, we’re now ready to open the call for questions.

Q&A

Operator

Thank you, sir. Ladies and gentlemen, we will now begin the question-and-answer session of today’s call. If you have any questions, please press *1 on your touch tone phone. If you would like to cancel your question, you may press *2.

One moment please for our first question.

Our first question comes from Amit Daryanani with RBC Capital Markets. Your line is now open.

<Q - Amit Daryanani – RBC Capital Markets LLC>: Thanks. And good afternoon guys. I have a question and a follow up. I guess to start, can you talk about the benefit the MOFCOM approval will have on your cash generation ability as you go forward and how do you think the timing of those benefits would flow, and would it be in sync with your P&L? And does MOFCOM approval help you get within the target of your cash conversion cycle of four to eight days?

<A - Stephen Milligan>: So I’ll take that and then Olivier can add a little built of color. And this is Steve. If you look at the benefits that we expect from the revised MOFCOM ruling is that first thing is is that we expect to realize $400 million of annual operating expense savings, and then we’ve also commented that we’ll have material cost synergies. We have not quantified what material means in terms of cost synergies. Generally speaking, the 400 million of operating expense savings would be roughly equivalent to cash savings as our OpEx. The cost savings that we would realize which have not been quantified would be a mixture of cash and depreciation, and that sort of thing. So it would be kind of a mixture. So…

<A - Olivier Leonetti>: Yeah, and let me add two comments. First of all, most of the cash would be generated offshore. We have commented on that. 90% of the benefit would be generated outside the US. And from a cash conversion cycle, we believe we’re going to have some improvements but I wouldn’t bank on many days.

<A - Stephen Milligan>: Yeah, I can comment on that, because there’s a little bit of perspective. The four to eight days we announced that, geez, I think it was back in September of 2002 or 2003 — 2012. Sorry, I lose track of time. But shortly after the acquisition. The composition of our business has changed dramatically since then. Particularly a lower percentage from a PC business which tended to have a higher cash conversion to more of an enterprise mix which has a slower cash conversion. So we’re going to need to reset at some point what that cash conversion cycle from a business perspective should be for our company.

<Q - Amit Daryanani – RBC Capital Markets LLC>: Got it. That’s really helpful. And I guess just as a follow-up, could you talk about the gross margin dynamic in the September quarter? I think it was off 60 basis points to your plan. Mix looks like maybe a part of it, but was there anything else, especially from a pricing perspective that could have impeded your gross margins?

<A - Olivier Leonetti>: All of it was actually mix. Higher mix of gaming, and higher mix of notebook, and branded products.

<Q - Amit Daryanani – RBC Capital Markets LLC>: Perfect. Thank you.

Operator

Thank you. Our next question comes from Aaron Rakers with Stifle. Your line’s now open.

<Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.>: Yes, thanks for taking the question, one question and one follow-up as well. Olivier, I think you had made a comment that your operating expense in the current quarter is expected to be 585. I just want to clarify that, and if that’s true, just curious of what’s the upward driver here in this current quarter? And again, kind of going back to Amit’s question. I mean, when can we start to actually see that OpEx come down as it relates to that MOFCOM. Is that over the next two or three quarters, or is it further out? I think last week you had suggested that you should be through a lot of that by the time you get to that SanDisk closure.

<A - Olivier Leonetti>: So the current guidance for OpEx is a bit higher than our run rate due to incentive compensation. Following the December quarter, we would expect run rate effects to be in the range of 575, give or take.

<A - Stephen Milligan>: 570.

<A - Olivier Leonetti>: 570, 575, give or take, before MOFCOM synergies. Now in terms of MOFCOM synergies, as indicated, we will expect them to materialize between the next 12 and 24 months, and we’ll provide you an update on a regular basis.

<A - Stephen Milligan – Western Digital Corp.>: The run rate OpEx pre-MOFCOM synergies is $570 million.

<Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.>: But just to be fair, I mean, you are looking to drive that OpEx down. It’s not going to happen — that should — should some of that start to happen before we even get to the 12 months is what I’m asking.

<A - Stephen Milligan – Western Digital Corp.>: The answer — the short answer is yes, Aaron. What we haven’t done, which — let’s keep in mind that prior to the revised ruling from MOFCOM, we were precluded from doing any integration planning, and so we have begun detailed integration planning and all of that, and so we’re not prepared at this point to indicate specifically the phasing or the timing of those OpEx synergies other than to indicate they will take place over the course of the next 12 to 24 months. But clearly, we are going to be looking at how we can bring those in as much as possible from a financial perspective while minimizing impact to — to our business.

<Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.>: Okay. And then as a follow-up, I’m just curious on the capacity shipment trends. You talked a little bit about it. It looked like you were down about 2% year-over-year in terms of total capacity shipped. Can you help us bridge what that capacity ship looks like between the PC business relative to your enterprise business and what that’s trended like?

<A - Stephen Milligan – Western Digital Corp.>: I’m not sure I follow what you’re — I’m not sure I follow that question, Aaron.

<Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.>: So, I guess, relative to the 35% compound annual growth rate that you referenced on the enterprise side going forward, just curious of how that growth has looked like here over the past few quarters within the total capacity ship number that you report.

<A - Stephen Milligan – Western Digital Corp.>: I got it. So Mike is going to take that question.

<A - Mike Cordano – Western Digital Corp.>: Hi, Aaron. So I think the way to think about it — we still think the year is tracking to — the calendar year tracking to the 35% number, maybe slightly higher. We saw a little built of front loading in the calendar year of that, and so that’s being absorbed, and the comments that Steve made earlier, as we get into the second half. So I think that trend, we’re confident in it — in that, and that’s specifically around the capacity enterprise segment.

<Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.>: Thank you.

Operator

Thank you. Our next question comes from Rich Kugele from Needham. Your line is now open.

<Q - Rich Kugele – Needham & Co. LLC>: Thank you. Good afternoon. A couple questions. First, on the capacity enterprise side of things, obviously that spans more than just cloud service providers. Can you just talk about if you — the capacity enterprise, cloud service provider part of your exabyte shipments, and how you would expect that to trend over the next — I don’t know, tell me whatever you want — 6 to 12 months as you move, especially to 10 terabyte?

<A - Stephen Milligan – Western Digital Corp.>: Yes, so, Rich, I will take that question. I mean, as you know, we try to stay away from talking about specific either customers or types of customers. Obviously, cloud service providers are a meaningful part of exabytes shipped on our part, but the absorption that I alluded to in my prepared remarks was a mixture of both traditional enterprise customers, if you want to call it that, as well as cloud service providers.

<Q - Rich Kugele – Needham & Co. LLC>: Okay. Interesting. And then post SanDisk, now, is there anything that you were contemplating on the Hitachi integration that now needs to be altered because of the SanDisk integration? And are there, like, facilities that, perhaps, now you need to keep or — does it change what could have happened in any way?

<A - Stephen Milligan – Western Digital Corp.>: Well, I think the first thing to keep in mind, Rich, is that given the complementary nature of the SanDisk and Western Digital transaction, we’re — it’s a different kind of an integration in that regard. And I think that’s an important thing to contemplate. Simplistically, the answer to your question is no, it doesn’t really alter anything. There are some additional things that we’ll have to think about that add a bit more complexity, for example, systems integrations and things like that. So we will have to look at not only the preexisting WD and HGST systems, but also what platform is SanDisk on? And how do we kind of manage that process. But other than a few items like that, we intend to more or less proceed full steam in terms of the integration on the WD/HGST side.

<Q - Rich Kugele – Needham & Co. LLC>: Okay. Great. Thank you.

Operator

Thank you. Our next question comes from Wamsi Mohan with Bank of America. Your line’s open.

<Q - Wamsi Mohan – Analyst, BofA Merrill Lynch>: Yes, thank you. Steve on your comments about absorption on the capacity side, can you help us think through either how much do you think incremental demand, half over half, migrated into the first half versus second half of the calendar year because of those purchases? Or alternatively, how much of the absorption do you think we are through and what innings are we in in that? And I have a follow up.

<A - Stephen Milligan>: Well, let me comment on it in this way. One of the things that we talked about in our last earnings call and also I believe our largest competitor also commented on it, is typically, the — I’ll call it the mix of exabytes that get shipped, you have about 40% that typically get shipped in the first half of the year, and 60% in the back half of the year if you look back. And that’s calendar year, right? Not our fiscal year. And that percentage has held kind of pretty consistent over a number of years. This year, roughly speaking, we’re looking at something that’s more like 45 and 55. So that’ll help to kind of dimension a bit that. And we would expect that that absorption of capacity or exabytes shipped, that absorption will continue through the balance of this calendar year and begin to, if you want to call it, abate as we begin next calendar year.

<Q - Wamsi Mohan – Analyst, BofA Merrill Lynch>: Okay, thanks, Steve. And then on the near line side, clearly you took some share over there. As you had some customers migrate to the 8 terabyte drives, can you talk about what happened with the pricing on a like-for-like basis for the 4 and 6 terabyte and did that influence margins? Thanks.

<A - Stephen Milligan>: Well, the short answer is is that that’s not something that we’ve called out as a particular driver of our margin performance. I mean Olivier commented on the decline that we saw in our gross margins was driven entirely by mix. And that being a stronger mix of lower margin products, namely drives that go into gaming consoles as well as two and a half inch drives that go into notebooks, which consistently have been below the core average. And so, that’s what impacted our margin. And whether or not other things impacted it, we’re not calling anything out specifically.

<Q - Wamsi Mohan – Analyst, BofA Merrill Lynch>: All right. Thank you.

Operator

Thank you. Our next question comes from Rod Hall with JPMorgan. Your line’s open.

<Q - Rod Hall – JPMorgan>: Yes, hi, guys. Thank you for the questions. I just wanted to ask about the regional trends, particularly Europe, but maybe also the U.S. With European year-over-year growth deteriorating quite a bit in the quarter to from minus 15% from minus 8% last quarter. So I wonder if you could give us a little color on what’s going on there. Is that just consumer demand deteriorating or are other things happening? And then the same thing for the North American region, down 6%, after being up 16.5%. Is that just data center cloud oriented stuff? Or can you just give us a little bit of color on those regional trends? Thanks.

<A - Stephen Milligan – Western Digital Corp.>: I don’t know if there’s anything particularly to call out, other than, I mean, Europe has been weak from call it a broader marco-economic perspective, it’s always difficult to draw conclusions from our geographic data because so much of our product is manufactured in Asia or is passed on to customers that manufacture in Asia. So it doesn’t really speak to the end market, but we have seen some as you know, and the macroeconomic situation in Europe has kind of impacted some of our more retail-oriented business. But I’m not sure I would call out anything specific beyond that.

<Q - Rod Hall – JPMorgan>: And the European drives I guess are more Europe linked, is that correct? Whereas elsewhere, you get more, especially in Asia, get leaks out into other regions. Or is that the wrong way to see things?

<A - Stephen Milligan – Western Digital Corp.>: Well, probably in Europe, you’re right. Because there isn’t a lot of manufacturing done in Europe, right? North America, you get a little bit of mix because there’s some manufacturing or systems that may go elsewhere, and certainly in Asia. But Europe is a little bit more of a true number. But Europe has been, from a broader perspective, weak for a while.

<Q - Rod Hall – JPMorgan>: Yeah, you are not the only ones. Okay. Thanks a lot. Appreciate it.

<A - Stephen Milligan – Western Digital Corp.>: Sure.

Operator

Thank you. Our next question comes from Steven Fox with Cross Research. Your line is open.

<Q - Steven B. Fox – Analyst, Cross Research LLC>: Hi, can you hear me okay?

<A - Stephen Milligan – Western Digital Corp.>: Sure.

<Q - Steven B. Fox – Analyst, Cross Research LLC>: Okay. Great. Just one question. Just switching gears, can you talk about your solid state drive business a little bit? I think you mentioned a little bit of capacity issues or, rather, competitive issues are increasing during the quarter, and then relative to average capacities and some of the trends you mentioned in the enterprise, how do those relate to what is going in SSDs. really, for the rest of the calendar year? And that’s all I had. Thanks.

<A - Stephen Milligan – Western Digital Corp.>: So we have enjoyed, through strong product execution, et cetera, a pretty strong market share position in that enterprise SSD business. It’s a very competitive market, as I alluded to in my comments, and by simply not for any one particular issue or another, other than just increased competition, we gave back a little bit of that share in this past quarter.

<Q - Steven B. Fox – Analyst, Cross Research LLC>: And just in terms of average capacities, or how the business trends the rest of the year?

<A - Stephen Milligan – Western Digital Corp.>: Overall or enterprise SSD, specifically?

<Q - Steven B. Fox – Analyst, Cross Research LLC>: Just enterprise SSDs.

<A - Stephen Milligan – Western Digital Corp.>: Nothing surprising. We continue to see — as product generations get announced, we continue to see an upward trend in average capacity ship.

<Q - Steven B. Fox – Analyst, Cross Research LLC>: Okay. Thank you.

<A - Stephen Milligan – Western Digital Corp.>: Sure.

Operator

Our next question comes from James Kissner with Jeffries. Your line is open.

<Q - James M. Kisner – Jefferies LLC>: Thank you. So my question is just regarding seasonality. I believe on the June quarter call, you guys talked about seasonality being abnormal because of just the depressed nature, I think, of client demand, primarily. But I’m just wondering if you could update your thoughts. I would like you to comment, ideally, sort of ex-MOFCOM, just — seasonality of earnings in this fiscal year after having a couple more quarters — or at least another quarter under your belt.

<A - Stephen Milligan – Western Digital Corp.>: I don’t know if I would call it — if you look at seasonality, if you look at the client business, client plus gaming, which really drove most of the increase in TAM from calendar Q2, to calendar Q3, the seasonal uptick in that regard was pretty consistent with what we normally see. It’s normally up, anywhere from 6%, 7%, 8%, something in that kind of range, and that’s kind of what we saw in those segments of the market. The other thing that happened is that, well, we used to see further increase in volumes in calendar Q4. That’s kind of dissipated or gone away as our customers generally bill earlier in the year and then they will put those on boats or longer transport kind of things to save transportation costs. So the seasonality from calendar Q3 to Q4, which has been going on for a while, is much more muted, hence our view of a flattish TAM going into Q4.

<Q - James M. Kisner – Jefferies LLC>: I guess I’m just still wondering here. I mean, you’re obviously massively under-shipping end market demand. Units are down 30% on the client side. I’m just wondering if there’s any hope at all here to see more of a recovery to closer to end market demand.

<A - Stephen Milligan – Western Digital Corp.>: Well, I mean, we will have to see. We’ve said this before. We — although we have seen some signs of stabilization on the PC market, I would not necessarily characterize us as being particularly bullish on that segment. And we have seen — there was some inventory draw down through the whole kind of supply chain. That’s impacted our business a little bit, in terms of where we may be out of sync a bit in terms of what you are seeing from an overall PC unit perspective. And then additionally, we continue to see penetration of client SSDs in those — in those systems. Consistent with our expectations, though, by the way, but that further disconnects us from the overall unit numbers that you might see from a — from a PC perspective.

<Q - James M. Kisner – Jefferies LLC>: Thank you.

Operator

Thank you. Our next question comes from Keith Bachman with BMO. Your line is now open.

<Q - Keith Bachman – BMO Capital Markets (United States)>: Hi, guys, it’s Keith here. Sorry if there’s any background noise, but my questions, I want to focus back on the SanDisk deal. I didn’t have the opportunity to ask a question. More specifically, I’m still struggling to see how the SanDisk deal is creating shareholder value, when a ten multiple company is buying a 30 multiple company. And Steve, the question I wanted to pose to you if I could, I wanted to understand what your fundamental assumption is about the SanDisk, will it grow revenues as you look out over the next two to three years? And how do you reach that conclusion, particularly with some thoughts surrounding what I think is the retail business or the replacement card business? And then I follow-up also related to SanDisk.

<A - Stephen Milligan – Western Digital Corp.>: So the short answer to your question, Keith, is do we expect the SanDisk business to grow over time? The answer to that is yes. And we see growth opportunities one, and helping to expand our broader footprint in terms of the enterprise SSD area, where we think that not only is that an area that’s outpacing overall market growth, but also a higher value opportunity for us. We also think that there’s growth opportunities in terms of client SSDs as well. Certainly as it relates to our base business. And additionally, we think that there is growth opportunity in terms of embedded solutions that sort of thing, so you’ve got tablets, cell phones, et cetera. So we think there’s some good opportunity. Yes, related to the removables or the retail segments, that’s a great business but it’s not a growing business. So we fully understand and acknowledge that.

<Q - Keith Bachman – BMO Capital Markets (United States)>: Okay. Maybe if I could ask my follow-up on the cost side. You during the conference call last week I think had articulated broader synergies, call it $500 million, and if I look at the cost structure of SanDisk alone, I would have thought there would have been more on OpEx. But maybe I didn’t understand the characterization, because you’re combining companies. Maybe I didn’t understand the characterization of the 500 million opportunity, but I would have thought combining the companies would be frankly more opportunities to reduce cost over the next couple of years beyond 500 million. But if you could just flesh that out a little bit and then I’ll cede the floor.

<A - Stephen Milligan – Western Digital Corp.>: Sure. So a couple of comments on that. So when we talked about $500 million of synergies related to the SanDisk acquisition, we were specifically talking about that was 18 months, within 18 months of the close of the transaction.

<Q - Keith Bachman – BMO Capital Markets (United States)>: Yeah.

<A - Stephen Milligan – Western Digital Corp.>: We did not indicate that that was the total synergies. In other words we do think that there are additional opportunities. We have not quantified those or publicly talked about those at this point. The additional thing is that regarding that $500 million of synergies, the lion’s share of that is related to the advantage that we would get by being vertically integrated as it relates principally to our Enterprise SSD business. And there are some OpEx synergies, but we have not quantified that breakout specifically.

<Q - Keith Bachman – BMO Capital Markets (United States)>: All right. Fair enough then. Okay, I will cede the floor. Many thanks.

<A - Stephen Milligan – Western Digital Corp.>: Thank you.

Operator

Thank you. Our next question comes from Sherri Scribner with Deutsche Bank. Your line’s open.

<Q - Sherri Scribner – Deutsche Bank Securities, Inc.>: Okay, thank you. Steve, I think you said you thought that the TAM in the fourth calendar quarter would be roughly flat. I was hoping you could provide some detail on the different markets. You mentioned that the PC market appears to be stabilizing. Can you give us some sort of directional commentary on the different end markets for HDD?

<A - Stephen Milligan – Western Digital Corp.>: Yeah, I’ll give a little bit of color on that. So we would expect, and these are pretty small changes, though, by the way, we would expect that we’ll see some softening in terms of gaming demand as well as in the notebook demand, offset by a little bit better enterprise demand. And, that again, these are subtle changes. That drives some of our margin improvement because we will get a little bit, if things play out the way we expect, we’ll get a little bit of mix benefit as a consequence of that.

<Q - Sherri Scribner – Deutsche Bank Securities, Inc.>: Okay. Thank you. That’s helpful. And then I think you also mentioned in your commentary that the active archive system is expected to drive meaningful revenue next year. Can you help us understand what type of TAM you think that product has? What’s the revenue opportunity for that product? Thank you.

<A – Mike Cordano – Western Digital Corp.>: Yeah. So as we define the active archive TAM, we see that as a multi-billion dollar total addressable market for that solution. There’s both sort of a currently defined version of that as well as, we think, some new Greenfield opportunities to create market with that solution, given its value proposition. So I would look at it as a multibillion-dollar market and growing at a fairly fast clip.

<Q - Sherri Scribner>: Thank you.

<A - Stephen Milligan – Western Digital Corp.>: Thanks, Sherri.

Operator

Thank you. Our next question comes from Monika Garg with Pacific Crest Securities. Your line is open. Monika, your line is now open.

<Q - Monika Garg – Pacific Crest Securities LLC>: Hello. Sorry about that. I was on mute. Steve, a going back to your question on like the SanDisk acquisition. Running a drive business is quite different than running a leading edge memory technology business, so, maybe, could you talk about the plan to retain SanDisk’s talent R&D team and any execution risk in the integration you see?

<A - Stephen Milligan – Western Digital Corp.>: Yeah. So, Monika, we — SanDisk has got some great people. We look forward to welcoming them to the team, and we certainly intend to retain the talent that exists there, and certainly that talent that relates to those parts of the business that we don’t necessarily have the same experience in, and that’s certainly the semiconductor business. So we look forward to bringing them on board.

<Q - Monika Garg – Pacific Crest Securities LLC>: So do you see any execution risk in the integration?

<A - Stephen Milligan – Western Digital Corp.>: Well, there’s execution risk. There’s execution risk in everything, to be perfectly honest. And the thing that I always focus the most on — and investors will ask me often, “what are you worried about?” I want to make sure that we, every day as a company, dot ‘I’s and cross ‘T’s and that’s what we do better than any company on the planet, and that’s what we intend to do as we look to not only execute the WD HDST trend — integration, but also as it relates to future integration of SanDisk. And so, absolutely, are there risks, and we’re going to manage that carefully, and I’m going to keep our team intensely focused on that.

<Q - Monika Garg – Pacific Crest Securities LLC>: Then, given that Unis has an interest in 15% stake in WD, do you think it could add any regulatory approval for the SanDisk acquisition?

<A - Stephen Milligan – Western Digital Corp.>: Well, we are proceeding with our application. In fact, our application regarding the CFIUS process, that is in and has been accepted. We were very careful as to how we structured that transaction and Unisys’ representation on our board, and we feel pretty good about that, and we’re proceeding with regulatory review at this point. And we will keep you posted as things progress.

<Q - Monika Garg – Pacific Crest Securities LLC>: Thank you so much.

Operator

Thank you. Our next question comes from Katie Huberty with Morgan Stanley. Your line is open.

<Q - Kathryn L. Huberty – Analyst, Morgan Stanley & Co. LLC>: Yes, thank you. How big do you think your lead is in the 8 terabyte capacity drive space? And then how would you expect that to change, if at all, as the industry moves to 10 terabytes?

<A - Stephen Milligan – Western Digital Corp.>: Well, it’s difficult to mention how far ahead we are, because we don’t have perfect visibility into where our competition is, but let me kind of make this comment. Our 10 terabyte drive, which we haven’t announced exactly when that will be available, it’s a PMR-based solution and that’s our, depending upon how you count it, our third or fourth generation helium drive. There have been a lot of learnings along the way and we have developed, and so when you’ve got a 3 or 4 generation lead on your competition, that’s a fairly material lead. Now that being said, we — we fully — we respect our competition and we are not going to rest on our laurels, and we are going to keep merging — marching forward.

<Q - Kathryn L. Huberty – Analyst, Morgan Stanley & Co. LLC>: Okay. And then a question on inventory. You commented on PC channel inventory coming down. Obviously, we can see your balance sheet inventory that came down. Where do you think the industry is in terms of the channel inventory, which has historically been quite low in recent quarters, and also OEM inventory at their manufacturing hubs? Thanks.

<A - Olivier Leonetti>: So the inventory is still within our range, indeed lower end of the range. Nevertheless.

<Q - Kathryn L. Huberty – Analyst, Morgan Stanley & Co. LLC>: And do you have any visibility into the OEM inventory at their hubs?

<A - Stephen Milligan – Western Digital Corp.>: We think that those are within comfortable ranges, but we don’t have any specific visibility as to any issues.

<Q - Kathryn L. Huberty – Analyst, Morgan Stanley & Co. LLC>: Okay. Thank you.

Operator

Thank you. Our next question comes from Mehdi Hosseini. Your line’s now open.

<Q - Mehdi Hosseini – Susquehanna Financial Group LLLP>: Thanks for taking my question. Going back to your commentary regarding some share shift in the SSD, how do you see this evolving into next year? And I have a follow-up.

<A - Stephen Milligan>: That’s a difficult question to answer. How do we see share evolving into next year? I mean, obviously, what we’re going to continue to do is execute on our product plan and continue to delight our customers. And sure, it’ll turn out where it’ll turn out. And so, we’re going to try to earn our business every day.

<Q - Mehdi Hosseini – Susquehanna Financial Group LLLP>: Sure. Let me rephrase it as a follow-up. Do you see new technologies like 3D NAND to become a catalyst looking to next year? Or are your competitors just eating the margin and selling at a lower price? And as a follow-up to that, do you see a change in your drive strategy, especially SanDisk selling more of a hybrid product as a way to scale a rather niche segment of the market?

<A – Mike Cordano>: So let me comment on that. I think we see 3D as the next generation underlying media. We have plans to address products that are built on that in the future. So that will be part of our competitive profile. And there are both, of course, economic benefits of that, but there’re also product performance benefits in that architecture. So I think we’ll see the market go through a transition, and we have our own internal plans in which to undertake that.

<Q - Mehdi Hosseini – Susquehanna Financial Group LLLP>: So is your competition just basically selling at a depressed price? Is that what the competition has done?

<A - Mike Cordano – Western Digital Corp.>: I don’t think we see continued competition around that market as it progresses, nothing that’s sort of outside our general expectations.

<Q - Mehdi Hosseini – Susquehanna Financial Group LLLP>: Gotcha. And quickly on the hybrid drive, is your strategy changing here especially with SanDisk included part of your portfolio?

<A - Mike Cordano – Western Digital Corp.>: At this point, we don’t have any specific changes we would articulate.

<Q - Mehdi Hosseini – Susquehanna Financial Group LLLP>: Got it. Thank you.

Operator

Thank you. Our next question comes from Ananda Baruah with Brean Capital. Your line’s open.

<Q - Ananda Baruah – Brean Capital LLC>: Hey. Thanks, guys, for the taking the question. Two if I could. The first is with regards to TAM, TAM and exabytes. Now that TAM ‘s stabilized, do you guys expect it to remain inside sort of any particular range? And then in that context, I guess what is sort of the overall exabyte growth market profile you guys are looking for kind of over the next handful of years? And then I have a follow up. Thanks.

<A - Olivier Leonetti>: So in term of, Ananda, overall exabytes growth for the market, we are predicting a 15% growth as a CAGR. And particularly as it comes to capacity enterprise, we commented on that earlier. We see a 35% growth in CAGR.

<Q - Ananda Baruah – Brean Capital LLC>: That’s very useful. And then anything on the TAM range?

<A - Stephen Milligan>: Longer term, we would expect the TAM to be flat to maybe down low single digits.

<Q - Ananda Baruah – Brean Capital LLC>: Got it. Thanks. And then just as a follow-up, I guess our work really since late summer has kind of pointed to PCSSD pricing, including some OEM-grade stuff becoming a little bit more aggressive than it typically had been, than it most recently had been. Just interesting getting your view on if you’ve seen this yet? If it’s impacted unit placement in any way? And if you expect it to potentially have an impact going forward? And that’s it. Thanks.

<A - Stephen Milligan>: You’re referring to PC OEM pricing?

<Q - Ananda Baruah – Brean Capital LLC>: Yeah, on the SSD side, I guess — yeah, PC related.

<A - Stephen Milligan>: Oh, okay. Yes. I would just comment that I don’t think we’ve seen anything notable from our perspective.

<Q - Ananda Baruah – Brean Capital LLC>: Got it. Thanks a lot.

Operator

Thank you. Our next question comes from Christian Schwab with Craig-Hallum Capital. Your line is open.

<Q - Christian David Schwab – Analyst, Craig-Hallum Capital Group LLC>: Great. Thanks for taking my questions. Steve, I’m just wondering, just back to SanDisk, if you can explain — the big question we get is whether this is defensive strategy or an offensive strategy. In other words, is buying SanDisk your absolute best strategy for you to take on, given your declining industry? Or is it more an offensive strategy in the fact that you believe exabyte growth is gonna continue to grow and HDD’s and solid state drive’s will coexist for an extended period of time and therefore, you’re best suited to serve a customer base that’s also consolidating?

<A - Stephen Milligan>: So one comment, and not to take offense to the way that the question is phrased, but I don’t know if I necessarily like the character — characterizing it as either offensive or defensive. But this is a strategy that we have thought about quite a bit. We think it is going to be good for our shareholders, good for our customers and is going to allow our business — our company and our business to grow. So if you want to characterize that as offensive, then feel free to do so.

<Q - Christian David Schwab – Analyst, Craig-Hallum Capital Group LLC>: Okay. That’s fair. And then as you look at just the disk drive business, Steve, as my follow-up question, as we look out at a TAM that kind of follows a flat to low single digits, given the mix in complexity of enterprise drives as well as bigger capacity branded drives being shipped, we have made great progress on non-PC revenue as a mix of our business and actually, over the last four years has modestly grown. What — 3, 4 years from now, do you believe that is the lion’s share of the percentage of revenue?

<A - Stephen Milligan>: Yes. Now, what percentage, we’ll have to see. And we certainly haven’t called anything out publicly, but, clearly, the mix of our business and the traditional hard drive space is improving. And as it improves, and as the PC-related part becomes a, frankly, smaller and smaller part of our business, sooner or later there’s going to be an inflection point. We will begin to show improvement in revenues in terms of the overall hard drive market as well as a better margin posture as it relates to that underlying business. So the hard drive business remains a great business; it’s just the mix is shifting, right? In a favorable way.

<Q - Christian David Schwab – Analyst, Craig-Hallum Capital Group LLC>: Right. Right. I think some investors may be missing that. I appreciate you answering that. Thanks, Steve. No other questions.

Operator

Thank you. Our next question comes from Mark Delaney with Goldman Sachs. Your line is open.

<Q - Mark Delaney – Analyst, Goldman Sachs & Co.>: Yes, good afternoon, and thanks very much for taking the questions. The first question was on the strategy of the company in China going forward, and post the Unis deal that you have announced, should we expect any changes in how WD plans to do business, or any other types of partnerships you may be looking to form, especially given that same law — has been making other investments in the U.S., in collaboration with the US tech companies?

<A - Stephen Milligan>: Yeah, nothing to talk about at this point. Obviously, we are going to continue to evaluate and think through our go-to-market strategy in China. I mean, China as a market, I mean, first off, it’s a huge market. It’s a growing market. It’s an evolving market. As you see some of the hyperscale guys there grow, or telecom companies, et cetera, et cetera, we’re going to have to look at ways that we evolve our go-to-market capabilities in that market, but nothing, specifically, to talk about now.

<Q - Mark Delaney – Analyst, Goldman Sachs & Co.>: One question on the gross margin. I mean, certainly when some of the preliminaries all started to come out from the HDD companies with lower margins, there’s a lot of concern in the market that there was an increase in pricing pressures. I know that you already commented that the decline at WD was due to mix. I was actually hoping if you could just talk about pricing trends within some of the segments, because it seems like on a quarter-to-quarter basis, there might have even been some pricing increases on some the categories. And I know you talked about being able to sell products, especially helium products, on a TCO basis. So anything you can provide on pricing within segments would be helpful.

<A - Stephen Milligan>: Relative to what we saw, and, again, our — our margin decline on the quarter-on-quarter basis was purely driven — was mix related. And I don’t think there’s anything unusual from our perspective to call out on the pricing front.

<Q - Mark Delaney – Analyst, Goldman Sachs & Co.>: Thank you very much.

Operator

Thank you. Our last question comes from Nehal Chokshi, with Maxim Group. Your line’s open.

<Q - Nehal Chokshi – Maxim Group LLC>: Thank you. Just a minor question, the days inventory, that’s been elevated for three quarters now on a year-to-year basis. Are we expecting that to continue to be the case?

<A - Olivier Leonetti>: Yes, I mean, we are managing our cash flow tightly and we would expect the flow not to have been achieved. So we think we can improve further on these metrics.

<Q - Nehal Chokshi – Maxim Group LLC>: Okay. Great. And then, this has been addressed to a certain extent, but I’d like to try and tease it out a little bit more. The $500 million of OpEx synergies with SanDisk, from my understanding, there’s three main buckets — I’m sorry, not OpEx synergies, overall synergies — There are three main buckets from where this is going to come from, PCI express sales overlap, branded distribution, and interface engineering. And if there’s anything else I’m missing, please let me know. But can you rank order what you believe each of these are going to be in terms of magnitude?

<A - Stephen Milligan>: Well, the first thing is, just to clarify, we haven’t called any of that out in terms of what you’re talking about. So I’m not going to comment specifically on that. What we have said is that the lion’s share of that $500 million will be the benefit that we will get by being vertically integrated in our SSD business, our existing SSD business. And there will be some OpEx synergies, but we have not quantified that. And oh, by the way, the other thing is is that we’ve indicated the 500 million will be 18 months after the close of the transaction, which basically means that there will be further synergies beyond that 18-month period that we’ve yet to quantify publicly.

<Q - Nehal Chokshi – Maxim Group LLC>: Thank you.

Operator

Thank you. We have one more question with Joe Wittine with Longbow Research. Your line’s now open.

<Q - Joe H. Wittine – Analyst, Longbow Research LLC>: Okay, thanks. I want to go off on that same topic. So the 500 million in synergies, it seems like you’re describing it, Steve, as these are benefits from owning the raw material in house. So is that really a synergy, I guess? Or is that just kind of recapturing the profit that SanDisk would have brought on otherwise? Like, I guess my question is when you add one plus one, does it equal 2 plus 500 million, right? If you could clarify that one more time, I think it would help.

<A - Stephen Milligan>: Well, it’s exclusive of the benefits that we’ll get from the existing SanDisk business. So it’s additive to whatever you might happen to estimate that the existing SanDisk business would be able to generate. So it’s additive.

<Q - Joe H. Wittine – Analyst, Longbow Research LLC>: Okay. And then just to be crystal clear, this includes no OpEx at all, no elimination of public company expenses, that sort of thing? It’s a very conservative number?

<A - Stephen Milligan>: Well, I don’t know if I used the word conservative, but it does include an estimate of some OpEx synergies, but we haven’t quantified specifically what the OpEx versus the vertical integration benefits is. We haven’t quantified that difference. But we’ve also indicated that we would expect that number to increase over time, beyond that 18 month period.

<Q - Joe H. Wittine – Analyst, Longbow Research LLC>: Okay. That’s helpful. Thank you.

Operator

Thank you. At this time, we no longer have questions on queue.

Stephen Milligan – Chief Executive Officer & Director

So thank you again for joining us today. In closing, I want to thank all of our employees and suppliers for their commitment and outstanding execution, and our customers for their continued business. Thank you so much.

Operator

Thank you, sir. So that concludes today’s conference call. Thank you all for participating. You may now disconnect.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital’s product and technology positioning, the anticipated benefits and timing of the integration of HGST and WD, the investment in the company by Unisplendour Corporation and Western Digital’s proposed merger with SanDisk (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital intends to file a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when filed) as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.